                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                        ICHOR CORPORATION
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                         (Name of Issuer)

                  Common Stock, $0.01 Par Value
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                 (Title and Class of Securities)

                            693286106
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                          (CUSIP Number)

Roy Zanatta, Suite 1250, 400 Burrard Street, Vancouver, B.C.  V6C 3A6 Canada
                     Telephone (604) 683 5767
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     (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)

                        December 17, 1996
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     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [  ].

Check the following box if a fee is being paid with this statement   [ ].

CUSIP No.   693286106

1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
    Above Persons

    ARBATAX INTERNATIONAL INC.

2) Check the Appropriate Box if a Member of a Group
   (a)  [     ]
   (b)  [ X   ]

3)  SEC Use Only

4)  Source of Funds  AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)  Citizenship or Place of Organization   YUKON TERRITORY, CANADA

    Number of          (7)  Sole Voting Power   0
    Shares Bene-
    ficially           (8)  Shared Voting Power   3,970,320
    Owned by
    Each Reporting     (9)  Sole Dispositive Power   0
    Person
    With               (10) Shared Dispositive Power   3,970,320

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   3,970,320

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)   80.0%

14)  Type of Reporting Person   CO

CUSIP No.   693286106


1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
    Above Persons

    LOGAN INTERNATIONAL CORP.

2) Check the Appropriate Box if a Member of a Group
   (a)  [     ]
   (b)  [ X   ]

3)  SEC Use Only

4)  Source of Funds OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)  Citizenship or Place of Organization   WASHINGTON

    Number of          (7)  Sole Voting Power   0
    Shares Bene-
    ficially           (8)  Shared Voting Power   2,500,000
    Owned by
    Each Reporting     (9)  Sole Dispositive Power   0
    Person
    With               (10) Shared Dispositive Power   2,500,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   2,500,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)   50.3%

14)  Type of Reporting Person   CO

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("ICHOR"), a Delaware corporation, having a principal executive office at 300 Oxford Drive, Monroeville, Pennsylvania, U.S.A. 15146.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed on behalf of Arbatax International Inc. ("Arbatax") and Logan International Corp. ("Logan"). Arbatax is a corporation organized under the laws of the Yukon Territory, Canada, operates in the financial services segment, and has a principal business and office address at Brandschenke Strasse 64, Zurich, Switzerland, 8002. Logan is a corporation organized under the laws of the State of Washington, U.S.A., engages in real estate activities, and has a principal business and office address at #108 - 1201 SW 7th Street, P.O. Box 860, Renton, Washington, U.S.A. 98055-0860.

The following table lists the name, citizenship, principal business address and principal occupation of the executive officers and directors of Arbatax and Logan. Michael J. Smith and Jimmy S.H. Lee are directors and officers of both Arbatax and Logan.

                        RESIDENCE                       PRINCIPAL
 NAME               OR BUSINESS ADDRESS                 OCCUPATION             CITIZENSHIP
------------------------------------------------------------------------------------------
Michael J. Smith    Brandschenke Strasse 64,    Director, President and Chief     Canadian
                    Zurich, Switzerland, 8002   Executive Officer of Arbatax;
                                                Director, President and Chief
                                                Executive Officer of Drummond
                                                Financial Corporation
                                                ("Drummond"); Director, Chief
                                                Financial Officer and Secretary
                                                of Logan; Executive Vice-
                                                President, Chief Financial
                                                Officer, Secretary and Trustee
                                                of Mercer International Inc.
------------------------------------------------------------------------------------------
Jimmy S.H. Lee      Brandschenke Strasse 64,    Director and Chairman of Arbatax; Canadian
                    Zurich, Switzerland, 8002   Director and President of Logan;
                                                Chairman, President and Trustee
                                                of Mercer International Inc.
------------------------------------------------------------------------------------------
Roy Zanatta         Suite 1250, 400 Burrard     Secretary and Vice-President      Canadian
                    Street, Vancouver, B.C.,    of Drummond; Director and
                    V6C 3A6, Canada             Secretary of Arbatax
------------------------------------------------------------------------------------------
Sok Chu Kim         1071 - 59 Namhyun-Dong,     Director of Arbatax; Director     Korean
                    Gwanak-Kn, Seoul, Korea     Of Korea Liberalization Fund Ltd.
------------------------------------------------------------------------------------------
Julius Mallin       256 Jarvis Street, Apt. 8D, Director of Arbatax; Retired      Canadian
                    Toronto, Ontario, M5B 2J4,  Businessman
                    Canada
------------------------------------------------------------------------------------------
Oq-Hyun Chin        3,4 Floor, Kyung Am Bldg.,  Director of Arbatax; Business     Korean
                    831028 Yeoksam-Dong,        Advisor, The Art Group Architects
                    Kangnam-Ku, Seoul, Korea    & Engineers Ltd.
------------------------------------------------------------------------------------------
Leonard Petersen    Suite 1270, 609 Granville   Director of Logan; Director and   Canadian
                    Street, Vancouver, B.C.     Senior Officer of Pemcorp
                    Canada V7Y 1G6              Management, Inc.; Director of
                                                Drummond
------------------------------------------------------------------------------------------
Roland Waldvogel    Baarestrasse 10, Zurich,    Director of Logan; independent    Swiss
                    Switzerland, CH-6301        trust officer
------------------------------------------------------------------------------------------


During the last five years, neither Arbatax, Logan nor, to the knowledge of Arbatax or Logan, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Both Arbatax and Logan have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Logan has acquired 2,500,000 shares of common stock of ICHOR at a price of $0.40 per share. The shares were issued to Logan in partial consideration for the transfer to ICHOR of an indirect interest in a commercial loan.

ITEM 4.   PURPOSE OF TRANSACTION.

Logan has acquired the 2,500,000 shares of common stock of ICHOR for investment purposes. At this time, neither Arbatax, Logan nor, to the knowledge of Arbatax or Logan, any of their directors or executive officers, have the intention of acquiring additional shares of ICHOR, although Arbatax and Logan reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither Arbatax, Logan nor, to the knowledge of Arbatax or Logan, any of their directors or executive officers, have any present intention, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

On December 17, 1996, Logan completed the transfer to ICHOR of an indirect interest in a commercial loan to Enviropur Waste Refining and Technology, Inc. in exchange for 2,500,000 shares of common stock of ICHOR at a price of $0.40 per share and a promissory note for $1,425,000. Logan has the power to direct the vote and disposition of such 2,500,000 shares, which represent 50.3% of ICHOR's outstanding common shares. On November 19, 1996, Drummond Financial Corporation ("Drummond") acquired 1,470,320 shares of common stock of ICHOR. Arbatax owns 34.6% of the common stock and all of the variable voting preferred stock of Drummond and 69.0% of the shares of common stock of Logan. As a result, Arbatax became an indirect beneficial owner of a total of 3,970,320 shares in the common stock of ICHOR. Arbatax has the power to direct the vote and disposition of such shares, which represent 80.0% of ICHOR's outstanding common shares.

Michael J. Smith, Jimmy S.H. Lee, Roy Zanatta and Leonard Petersen are each deemed to be beneficial owners of approximately 10,000 shares (less than 1%) of common stock of ICHOR, pursuant to unexercised stock options.

To the knowledge of Arbatax and Logan, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of ICHOR, nor did they, Arbatax or Logan effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description of the transaction between Logan and ICHOR described in Item 5 above is qualified in its entirety by reference to exhibit 2, which contains the text of the purchase and sale agreement and is incorporated herein by reference.

As disclosed in Item 5 above, Mr. Smith, Mr. Lee, Mr. Zanatta and Mr. Petersen currently hold stock options entitling them to purchase shares of common stock of ICHOR. Set forth as exhibit 3 is ICHOR's Amended 1994 Stock Option Plan, which is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number            Description
     --------------            -----------

           1 Joint Filing Agreement between Arbatax International Inc. and Logan International Corp. dated December 17, 1996.
           2 Purchase and Sale Agreement between Logan International Corp. and ICHOR Corporation dated for reference December 13, 1996. Incorporated by reference to Form 8-K of Logan International Corp. dated December 18, 1996.
           3            Amended 1994 Stock Option Plan of ICHOR Corporation.
                        Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                December 20, 1996
                                       -----------------------------------
                                                    (Date)

                                            ARBATAX INTERNATIONAL INC.

                                            By: /s/Michael J. Smith
                                       -----------------------------------
                                                  (Signature)

                                           Michael J. Smith, President
                                       -----------------------------------
                                                (Name and Title)



                                                December 20, 1996
                                       -----------------------------------
                                                    (Date)

                                            LOGAN INTERNATIONAL CORP.

                                            By: /s/Michael J. Smith
                                       -----------------------------------
                                                  (Signature)

                                           Michael J. Smith, Secretary
                                       -----------------------------------
                                                (Name and Title)

                          EXHIBIT INDEX
                          -------------


     Exhibit Number            Description
     --------------            -----------

           1 Joint Filing Agreement between Arbatax International Inc. and Logan International Corp. dated December 17, 1996.
           2 Purchase and Sale Agreement between Logan International Corp. and ICHOR Corporation dated for reference December 13, 1996. Incorporated by reference to Form 8-K of Logan International Corp. dated December 18, 1996.
           3            Amended 1994 Stock Option Plan of ICHOR Corporation.
                        Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.